August 30, 2005


By facsimile to (212) 373-2042 and U.S. Mail

John B. Ross, Esq.
Vice President and General Counsel
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, MD 21236

Re:	Williams Scotsman International, Inc., formerly known as
Scotsman Holdings, Inc.
	Pre-effective Amendment 4 to Registration Statement on Form
S-1
	Filed August 25, 2005
	File No. 333-124459

Dear Mr. Ross:

      We reviewed the filing and have the comments below. Unless indicated otherwise, our page references below are to the filing`s courtesy copy.

Management`s Discussion and Analysis, page 35

1. Please provide the following disclosures:
For stock options granted during the most recent fiscal year and through the current date disclose, by quarter, the number of options granted, the weighted average exercise price, and the weighted average fair value;
Whether the valuation used to determine fair value was contemporaneous or retrospective;
If the valuation specialist was a related party, a statement indicating that fact;
If you did not obtain a contemporaneous third-party valuation, please explain why and disclose the significant factors, assumptions and methodologies used in determining fair value and discuss each significant factor you identified as contributing to the difference between the fair value at the grant dates and the IPO price.



Option Extension Amendment, page 70

2. As discussed, please quantify the net proceeds to be paid to Messrs. Holthaus, Donegan, LeBuhn, and Ross as a result of the exercise of their options.

Historical Financial Statements

3. Please restate all share and per share disclosures throughout the registration statement for the stock split.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, Williams Scotsman may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Williams
Scotsman thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Williams Scotsman and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-

3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or
Chris Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,



Pamela A. Long
Assistant Director

cc:	John C. Kennedy, Esq.
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	1285 Avenue of the Americas
	New York, NY 10019

	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	1 Liberty Plaza
	New York, NY 10006



John B. Ross, Esq.
August 30, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE